August 7, 2024

Via Edgar
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Monroe Federal Bancorp, Inc.
Registration Statement on Form S-1 (Commission File No. 333-280165)
Request for Acceleration of Effective Date

To Whom It May Concern:

Monroe Federal Bancorp, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to August 9, 2024, at 11:00 a.m., Eastern time, or as soon thereafter as may be practicable.

Please contact Victor L. Cangelosi, of Luse Gorman, PC ((202) 274-2028), if you have any questions concerning this matter.

Very truly yours,

/s/ Lewis R. Renollet
Lewis R. Renollet
President and Chief Executive Officer